Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

July 26, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re: Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011
File No.: 001-33276
Response to Form 10-Q for the period ended March 31, 2011
Filed on May 10, 2011

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”), on June 27, 2011 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2010

Significant Developments, page 4

1.
Please tell us the reasons for the length of time between receipt of Tianfu Yang’s acquisition proposal and entering into the merger agreement.  Describe in your response the material activities conducted during that time.

Response to Comment 1:

The Company filed a Schedule 14A preliminary proxy statement and a Schedule 13E-3 with the Commission on July 13, 2011.  The Section of the preliminary proxy statement entitled “Special Factors – Background of the Merger” contains a detailed description of  the material  events and activities conducted during the time period between October 9, 2010, the date on which the Company received the initial acquisition proposal from Tianfu Yang and  June 19, 2011, the date on which the Company entered into the Agreement and Plan of Merger with Tech Full Electric Company Limited and Tech Full Acquisition, Inc. (the “Merger Agreement”).  Please see this section of the Company’s preliminary proxy statement for a description of the activities that took place during this time period and the length of time associated with such activities.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 2

The Company believes that the reasons for the length of time between receipt of Tianfu Yang’s acquisition proposal and the execution of the Merger Agreement are primarily the following:

(1)
Many parties involved with the transaction including the advisors to the Special Committee, members of the buyer group and their advisors and other potential bidders for the Company conducted a lengthy due diligence process on the Company.

(2)	The Special Committee ran an extensive, lengthy and deliberative auction process in connection with its evaluation of the potential acquisition.

(3)	The buyer group went through a lengthy application and approval process in connection with its obtaining the requisite financing for the transaction.

(4)	The Special Committee and the buyer group engaged in extensive negotiations with respect to the Merger Agreement.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

2.
We note your response to our prior comment 4.  Please confirm that when you present non-GAAP measures in future filings you will provide clear explanations, similar to those provided in your response, that discuss the reasons why you are excluding certain amounts from the measure and why you believe it is appropriate to do so.  In addition, in future filings use titles for your non-GAAP measures that clearly communicate to investors the purpose for which management is presenting the measures.  For example, since you state that the purpose of presenting the non-GAAP measure is to enable investors to focus on your “real business,” consider using a title that reflects that objective and better describes the measure.

Response to Comment 2:

We confirm that when we present non-GAAP measures in future filings we will provide clear explanations and will discuss the reasons why we are excluding certain amounts from the GAAP measures and why we believe it is appropriate to do so.  In addition, in future filings, we will use titles for non-GAAP measures that clearly communicate to investors the purpose for which management is presenting the measures.

Liquidity and Capital Resources, page 28

3.
We noted that your proposed disclosure provided as part of your response to our prior comment 6 does not appear to indicate your estimates of total expenditures to complete each project.  Please further revise your disclosure in future filings to address our concerns.  In addition, we noted your proposed disclosure indicates that you plan to make the capital investment to double the capacity at the Weihai and Xi’an facilities from when you acquired these two businesses over two to three years and you initiated the capacity expansion plan in 2010.  Please clarify in your revised future disclosure if your estimate to complete the projects as provided for in your table represents the total estimates to complete your plan to double the capacity at these facilities or if it represents only a portion of the plan.  Additionally, please expand your proposed future disclosure to discuss the impact the advances on plant and equipment purchases for each project could have on your financial statements after these projects are completed.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 3

Response to Comment 3:

We have revised and expanded our previous proposed disclosure for future filings as follows:

As of December 31, 2010, the Company had the following major capital projects in progress listed in the table below:

No.	Project Description	December 31, 2010	Commencement Date	Expected completion date	Estimated total capital needed to complete the project

1	Building construction for STFE facility	$6,492,317	5/13/2009	12/31/2011	$10,000,000
2	Manufacturing machinery and equipment for STFE	34,853,892	12/12/2008	9/30/2011	35,000,000
3	Building construction for Weihai facility	1,015,939	8/20/2010	12/31/2011	22,000,000
4	Building construction for Simo facility	809,901	11/30/2010 & 12/29/2010	12/31/2011	850,000
	Total	$43,172,049			$67,850,000

These projects are part of the Company’s overall capacity expansion and technology upgrade plan at each of our subsidiaries located in Shanghai, Weihai, and Xi’an.

(1)
Building construction for STFE facility: Our Shanghai facility is newly constructed and is designed to have an annual production capacity of 10 million units of micro-motors with 9-10 production lines. We completed the Phase I of the new facility including three production factories, the office building, the power station, and one security station and began operation at STFE in October 2009. This current project is Phase II construction of the facility including one production factory, the employee dormitory, and one security station, and their interior construction and decoration. We estimate that this project will be completed by the end of 2011. The estimated completion date has been revised from May 31, 2011 to December 31, 2011 due to some delay in construction and interior decoration.

(2)
Manufacturing machinery and equipment for STFE: The main part of the CIP at Shanghai is the production equipment. Major production lines and production equipment are custom-built and have arrived at STFE facility. Some of the production machinery and equipment have started operations. Most of the production machinery and equipment have been  installed and are undergoing testing. The estimated completion date has been revised from July 31, 2011 to September 30, 2011 mainly because  during the installation and testing, we discovered that some design specifications did not meet our requirements  and it will take some additional time for the suppliers  to resolve these issues.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 4

(3)
Building construction for Weihai facility: Our Weihai and Xi’an facilities are currently operating at nearly full-capacity. The capacity constraints at these two facilities restricted the top-line growth of our industrial rotary motor business. The Company plans to invest to double capacity at Weihai and Xi’an facilities from the production capacity levels existing at the time we acquired these two businesses over two to three years and we initiated the capacity expansion plan in 2010. This project at Weihai is part of the overall industrial rotary motors capital expansion plan. The estimated total capital needed to complete the planed capacity expansion at Weihai is approximately $22 million and we expect to complete the construction of the factory that will host the additional capacity at Weihai by the end of 2011. This project does not include the capacity expansion plan at our Xi’an facility.

(4)
Building construction for the Simo facility: This project is reconstruction and remodeling of existing production site to improve manufacturing efficiency at the existing factories in Xi'an. We also plan to invest in additional capacity aiming at doubling capacity at Xi’an facility by constructing new factories, which is part of the overall capacity expansion plan for our industrial rotary motors business. We have not completed the budget process for the Xi’an facility’s capacity expansion plan. This upgrade project does not include the capacity expansion capital at the Xi’an facility.

The Company depreciates buildings and productions equipment using the straight-line method with estimated lives as follows:

Estimated Useful Life
Buildings	20-40 years
Production equipment	10-12 years

Once these capital projects are completed, the Company will begin depreciation, which is expected to affect the cost of goods sold, and eventually reduce our future earnings. Project 1, 3, and 4 amounting to a total of approximately $32.85 million are expected to depreciate over 40 years beginning January 2011. As a result, average annual depreciation expense of these projects will be approximately $0.82 million over the 40 years after the buildings are placed in service. Project 2 at a total of approximately $35 million is expected to depreciate over 12 years. As a result, average annual depreciation expense of this project will be  $2.92 million over the  12 years after the production equipment is placed in service.

The Company also makes advances to certain vendors for certain equipments and construction projects. The advances on equipment and construction amounted to $48,830,831 as of December 31, 2010. Once the Company receives the equipment and begins the construction for which the advance payments are made, these amounts will be transferred to capital projects in progress. Once these capital projects are completed, these amounts will be depreciated over the life time of these equipment and buildings and the depreciation is expected to reduce our future earnings.

With regards to our plan to fund future capital projects, management does not rely on any particular type of funding and intends to remain flexible to try and obtain appropriate funding at the best possible terms and conditions at the time funding will be required, based on prevailing market conditions.  Overall, the Company expects to rely on operating cash flow, with the help of the debt and equity markets, or bank loans, to fund future capital projects.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 5

However, we do want to make a note here regarding the estimated completion dates and estimated total capital needed we provided in the table. Management believes business management is a dynamic process. Management makes business and capital project investment decisions and projections according to business environment, market demand, customer needs, government policy, and many other factors such as weather issues and supplier issues. Changes in these factors could cause management to change or revise its decisions and estimates.  Therefore, even if estimates are provided by management, these could change. For example, in the past, harsh winters or rainy summers have resulted in delays at many of our construction projects. Cost estimates could change significantly given  constantly changing economic conditions in China and worldwide. A design change by suppliers has resulted in delays in delivery of our equipment. We believe changes in estimates are a normal course of business management. However, if our estimates change, for example, completion dates or costs to complete the projects, we will provide explanations to help investors understand the changes.

4.
In future filings please ensure your presentation and discussion of ongoing projects consistently and clearly discloses the start dates and estimated completion dates for all of your ongoing projects so that investors can continue to follow and understand your progress, costs expended, and costs estimated to complete.

Response to Comment 4:

In future filings, we will ensure that our presentation and discussion of ongoing capital projects consistently and clearly disclose the start dates and estimated completion dates for all ongoing projects in order to help investors continue to follow and understand these projects.

5.
Given the amount of cash disclosed on your balance sheet, please explain the purpose of the November 22, 2010 term loan facility and drawdown, including the specific purposes for which you used the proceeds.  Also tell us whether, and if so how, that term loan facility relates to the “facility agreement” included with the amended Schedule 13D filed on June 9, 2011.

Response to Comment 5:

The reasons that the Company signed a $50 million term loan facility with China Development Bank Corporation Hong Kong Branch “CDB”) on November 22, 2010 were  primarily the following:

(1)
Management envisioned that the Company would continue to experience rapid growth, organically and  through acquisitions. To sustain the envisioned growth, management believed it would be critical to maintain adequate access to capitals and have the flexibility to deploy funds in areas needed in a timely fashion when opportunity arises. Particularly given that we operate  in a capital intensive industry, access to capital and flexibility in using funds are often  key to success and for the Company to stay competitive. For example, revenue growth requires  working capital; more funds are needed to manage escalating cost of raw materials; many of our product development projects in the pipeline need capital; and new initiated projects with new customers need funding to move forward. Management identified many domestic business opportunities given the rapid economic growth in China and believed that an adequate source of capital could allow them to capture some of the opportunities.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 6

(2)
In the past, the Company  relied to a large extent on the U.S. capital markets to provide funds for large capital projects and acquisitions and for the repayment of certain debts. On April 20, 2010, the Company filed a $100 million shelf registration statement to give management the ability to further access the U.S. capital markets and to provide management with some comfort and flexibility with respect to future financings  when making growth plans and business decisions.

(3)
However, starting in mid 2010, management perceived that the U.S. capital markets had become hostile to U.S. listed Chinese companies, particularly those that became public in the U.S. through the  reverse merger process.  Funding opportunities  for all Chinese companies seemed to worsen rapidly after short seller attacks on a few Chinese companies. Our management quickly assessed the situation and believed that in the near term it would be almost impossible to raise capital from the U.S. capital markets  on  favorable terms, or possibly, at all. Management believed that it needed to take action before opportunities to obtain financing deteriorated any further.

(4)
As reported in our financial statements filed with the quarterly report on the Form 10-Q for the period ended September 30, 2010, while we had approximately $55 million in cash when we closed our books at the end of the third quarter of 2010, we also had approximately $53 million in short term loans, some of which were becoming due soon and some of which had relatively high interest rates.

(5)
Under these circumstances, management felt the urgency to secure an alternative source of funding to: (a) repay certain short term debts that were becoming due or had higher interest rates; and (b) to strengthen our cash position so that management could be comfortable in making plans and business decisions to grow the Company, and take on new projects and new customers.

Management believed that financial institutions in China would be a funding source for the Company as they would understand better the growth opportunities in China for a company like us and would provide more favorable terms.   After some discussions with different banks in China, we began to work with China Development Bank Corporation Hong Kong Branch in October and secured the $50 million term loan at the end of November. This term loan offered more attractive terms, such as interest rates at LIBOR plus 3% (USD portion) or SHBOR plus 3% (RMB portion) and a three year term, than our then existing loans.

At the end of December 2010, we borrowed $50 million pursuant to the China Development Bank Corporation loan facility and immediately paid off a $15 million loan that was due in January 2011 and that  had higher interest rate. The remaining cash increased our cash balance, therefore, strengthened our ability to execute our business plan and support working capital requirements.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 7

This $50 million term loan facility agreement does not relate at all to “facility agreement” between Tech Full Electric Company Limited (“Tech Full”) and China Development Bank that was filed by the buyer group with its  Schedule 13D/A filed on June 9, 2011.  The borrower on the June 9, 2011 loan is Tech Full --not the Company-- and the stated purpose of that loan is for the funding of the proposed going private transaction by the buyer group—not for any funding of the Company’s working capital.   A full description of the June 9, 2011 term loan as well as its purpose is set forth in the Company’s Schedule 14A preliminary proxy statement under the heading “Special Factors—Financing of the Merger—Debt Financing—CDB Loan”.

Item 9A. Controls and Procedures, page 36

(a) evaluation of Controls and Procedures, page 36

6.
Reference is made to the third and fourth bullet point in your response to our prior comment 8, and the accounting discrepancies discussed in your prior comments 14, 16, 20, 21 and 23.  Please tell us what consideration was given to the aforementioned in determining whether you have a lack of U.S. GAAP accounting expertise and whether this represented a material weakness in your internal control over financial reporting.

Response to Comment 6:

Management acknowledges that there are certain  functional areas including financial management and U.S. GAAP accounting that require some further work.  Management has been investing more resources in improving these functions. However, we do not think that a lack of internal U.S. GAAP accounting expertise is  a material weakness that  compromises our internal control over financial reporting. We believe that we have been capable of handling and resolving most day to day accounting issues. From time to time, when we encounter more complex U.S. GAAP accounting issues, we take other measures to complement our in-house accounting expertise such as consulting with professional third parties, which is a common practice for other companies, U.S. or Chinese. Given the rapid business expansion, management has realized the need for and discussed plans to hire additional certified public accountants to further strengthen our in-house U.S. GAAP accounting expertise.

7.	We note your response to our prior comment 9. Please ensure you include the risk factor proposed in any amendments.

Response to Comment 7:

We will include this proposed risk factor in future filings and in any amendments.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 8

8.
We note your response to our prior comment 10.  Based on the material weaknesses identified as part of your assessment of your internal control over financial reporting at December 31, 2010, specifically item number 2, 3, and 4 on page 37, and the fact that you have discovered several discrepancies in your accounting as more fully discussed in your response to our prior comments 14, 16, 20, 21 and 23, which appear to be a result of these material weaknesses, it does not appear that as of the end of the period covered by this report your disclosure controls and procedures ensured that information required to be disclosed in your filings was recorded, processed, summarized and reported accurately.  Please explain how your officers considered the aforementioned material weakness and accounting discrepancies in concluding that your disclosure controls and procedures were nevertheless effective as of December 31, 2010.  Otherwise amend your filing to conclude that your disclosure controls and procedures were not effective as of December 31, 2010.  This comment also applies to Form 10-Q for the quarterly period ended March 31, 2011.

Response to Comment 8:

Our understanding is that the disclosure controls and procedures and internal controls over financial reporting are designed to address two different issues.

(1)
The purpose of disclosure controls and procedures is  to ensure the information flows properly and  in a timely manner so as to ensure the information required to be disclosed by us in our Exchange Act reports is  recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(2)
The purpose of  internal controls over financial reporting is  to provide reasonable assurance with respect to financial statement preparation and presentation in accordance with U.S. generally accepted accounting principles.

Management acknowledges that  several material weaknesses discovered at the end of 2010 and during the process of our annual audit including those set forth as items 2, 3, and 4 on pages 37-38 of our Annual Report on Form 10-K for the year ended December 31, 2010 compromised the reasonable assurance with respect to our financial statement preparation and presentation in accordance with U.S. generally accepted accounting principles and thereby impacted the effectiveness of our internal controls over financial reporting. These material weaknesses had led our management to reach the conclusion that our internal controls over financial reporting were not effective as of December 31, 2010.  Our management does not, however, believe that the fact that our internal controls over financial reporting were not effective as of December 31, 2010 necessarily or automatically should require it to also conclude that our disclosure controls and procedures were also ineffective as of December 31, 2010 and March 31, 2011.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 9

Despite the existence of material weaknesses in our internal controls over financial reporting, our disclosure controls and procedures enabled our management to  timely evaluate our internal control weaknesses as well as the information required to be disclosed by us in our Exchange Act reports in light of these material weaknesses, and to record and process this information, and all necessary  adjustments to this information, prior to the filing of our Form 10-K.  Our management believes that the fact that (i) our Annual Report on Form 10-K for the year ended December 31, 2010  and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 were each filed timely, (ii) our Annual Report on Form 10-K fully disclosed the material internal control weaknesses that were discovered by management and the Company’s auditors, and (iii) our consolidated financial statements for the year ended December 31, 2010 filed with our Annual Report on Form 10-K and our consolidated financial statements for the quarter ended March 31, 2011 filed with our Quarterly Report on Form 10-Q each fully reflected all internal adjustments required to be made in light of our internal control weaknesses, provided it with a reasonable basis for concluding  that information required to be disclosed by us in our Exchange Act reports was recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information was accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure—i.e. that our disclosure controls  and procedures were effective as of December 31, 2010 and March 31, 2011.

The conclusion of our officers with respect to the effectiveness of our disclosure controls and procedures as of December 31, 2010 and March 31, 2011 has not changed despite the fact that we discovered several items that were reclassified as discussed in our response to the Staff’s prior comments 14, 16, 20, 21 and 23 for the following reasons.  First, these items were reclassifications from one line item to another within the same accounting category. Second, these reclassifications were disclosed in the footnotes of the financial statements as additional details and did not impact our consolidated balance sheet. Third, the impact of these reclassifications on our income statement was immaterial.

Our management believes that because the overall impact of these reclassifications was immaterial to  our consolidated financial statements  that these reclassifications would not require management to revisit and change its conclusions as to the effectiveness of our disclosure controls and procedures as of December 31, 2010 or March 31, 2011. Our officers maintain that our disclosure controls and procedures were effective as of December 31, 2010 and March 31, 2011.

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 37

9.
Please refer to our prior comment 12. Please provide us with each material adjustment, and tell us the periods to which each adjustment related and was actually recorded.  Please clarify for each adjustment how you determined the impact to your quarterly reports was not material.

Response to Comment 9:

The following are the material adjustments disclosed under item 9A(b):

(1)
Adjustment related to bank reconciliation – At Xi’an Simo, the bank reconciliation for various bank accounts were not prepared accurately which impacted the valuation and existence of the cash in bank as of December 31, 2010. This resulted in an overstatement of cash balance and an adjustment of RMB 4.7 million, or USD $0.70 million. The quarterly adjustment amount were RMB3.1 million (USD$0.46 million), RMB 12 million (USD$1.78 million), and RMB 1 million (USD$0.15 million), for the first, second, and third quarter, respectively. These quarterly adjustments were reflected in our quarterly financial statements.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 10

(2)
Adjustment related to the reconciliation and classification of notes receivable – At Xi’an Simo, notes receivables endorsed as payment to third parties were not properly recorded, resulting in a discrepancy between the physical notes receivables on hand and the general ledger. Additionally, the improper classifications of transactions  impacted the completeness and valuation of accounts payable / advance to suppliers and notes receivable balances for the year ended December 31, 2010 at Xi’an Simo. This resulted in an overstatement of notes receivables and an adjustment of RMB 8.4 million, or USD $1.24 million.  There was no impact on our quarterly financial statements as these cutoff issues did not exist in  each of the first three quarters  in 2010.

(3)
Adjustment related to the calculation of provision of income tax – At Xi’an Simo, due to ambiguities in the PRC tax rules, the temporary and permanent differences in tax amounts were not properly identified. This resulted in an adjustment of RMB 8.4 million, or USD $1.24 million. The quarterly adjustment amount were RMB2.7 million (USD$0.40 million), RMB 0, and RMB 0, for the first, second, and third quarter, respectively. These quarterly adjustments were reflected in our quarterly financial statements.

(4)
Adjustment related to valuation of inventory allowance – At Xi’an Simo, slow moving inventories that had not been used over a year were not properly evaluated for inventory allowance. This resulted in an overstatement of inventory and an adjustment of RMB 11 million, or USD $1.62 million.  There was no impact on our quarterly financial statements as such issues did not exist in each of the first three quarters in 2010.

(5)
Adjustment related to inventory recording –– At Xi’an Simo, inventory movement between manufacturing facilities and sales entities were not timely and properly recorded on the general ledger. This resulted in an overstatement of inventory and an adjustment of RMB 24 million, or USD $3.53 million. There was no impact on our  quarterly financial statements as such issues did not exist in each of the first three quarters in 2010.

Financial Statements, page F-1

Statement of Cash Flows, F-6

10.
We note your response to our prior comment 14 does not address the differences between the cash flow statement and Note 6 and 7 as it relates to December 31, 2009.  As such, we reissue or prior comment 14 as it relates to the annual period December 31, 2009.

Response to Comment 10:

The cash flow statement related to December 31, 2009 did not account for the adjustments we made to the Note 6 and 7.  The correct provision for accounts receivable amount on cash flow statement should be $(38,656).  The correct provision for inventory reserve should be $710,611.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 11

We will revise Notes 6 and 7, and cash flow statement in the amend Form 10-K for the fiscal year ended December 31, 2010 to reflect all the adjustments as provided in our response.

Note 2 – Summary of Significant Accounting Policies, page F-8

Income Taxes, page F-13

11.
We note the additional information provided with regards to your tax reconciliation in the form of notes and additional journal entries.  As part of your next response, please provide us with a more complete, written explanation for each of the variations discussed as part of our conference call on May 4, 2011.  For example, please explain the nature of each adjustment and the reason behind the adjustment, why it is necessary and appropriate as part of your reconciliation from the tax returns to your U.S. GAAP financial statements.

Response to Comment 11:

We have provided the explanations in the income tax reconciliation schedule excel sheet. Due to the size and complication of the reconciliation, we have saved this excel sheet on a CD ROM and will provide the Commission with the CD ROM in a supplemental material package.

Note 6 – Accounts receivable, page F-19
Note 7 – Inventories, page F-19

12.
We note your response to our prior comment 23.  As part of your amended Form 10-K for the fiscal year ended December 31, 2010, please revise Notes 6 and 7 to include similar disclosure as provided in your response to our prior comment 23.

Response to Comment 12:

We will revise Notes 6 and 7 in an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 to include similar disclosure as provided in our response to our prior comment 23. As a matter of fact, we have already incorporated this comment to our quarterly report on Form 10-Q for the period ended March 31, 2011.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 12

Note 9 – Plant and Equipment, page F-20

13.
Please refer to our prior comments 20 and 21.  We see from your responses that you mistakenly recorded the equipment as production equipment as of September 30, 2010 and the assets related to Weihai were mistakenly recorded as construction in progress when neither had actually been received.  Please respond to the following:

•
We note your policy in part a) in your response to our prior comment 19 indicates you record the completion of a project when an internal team who is responsible for the construction projects examines the construction and signs off on the project.  In light of these significant errors, please tell us whether these errors were the result of a material weakness in your internal controls.  If so, amend your Form 10-K to clearly discuss this material weakness.  We refer you to Item 308(a)(3) of Regulation S-K.

•
Given the significant reclassification you recorded between plant and equipment and advance on plant related to the period as of September 30, 2010, please amend your Form 10-K to include a note that clearly describes the reclassifications you recorded, the amounts reclassified, and the financial statement periods impacted, as well as your reasons for reclassifying amounts.  We refer you to FASB ASC 250-10-45-23 and 250-10-50-7 through 11.

•
As part of your amended Form 10-K, please also discuss the amount of depreciation expense you recorded and later reversed in the fourth quarter when you discovered the errors and how this changed the reported amount in the financial statements for three and nine months period ended September 30, 2010.

•	Tell us the date you received the Weihai equipment in the first quarter of fiscal 2011 and confirm that the amounts are correctly reported at March 31, 2011.

Response to Comment 13:

Our management acknowledges that from time to time errors could be discovered after the financial statements are prepared and filed due to human mistakes. Sometimes, these errors could be significant from management perspective and would require management’s highest attention. However, they do not necessarily represent a material weakness in light of internal controls over financial reporting under the measurement of materiality.

(1)
The reclassifications discussed in our response to the Staff’s prior comment 20 and 21 were only reclassifications of assets from one line item to another under assets during one period. These reclassifications did not impact our total assets and the impact to our income statement due to a change in depreciation was immaterial. The Company was able to correct the mistakes at the year-end. Therefore, we concluded that these two reclassifications did not constitute a material weakness.

(2)
We will include a note that clearly explains the reclassifications we recorded, the amounts reclassified, and the financial statement periods impacted, as well as reasons for reclassifying these amounts in an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(3)
The depreciation expense related to these two reclassifications were approximately RMB 2.8 million (USD$420,000) for the nine months ended September 30, 2010. Comparing to the $24.4 million of total selling, general and administrative expenses (“SG&A”) for the nine months ended September 30, 2010, this adjustment was less than 2% of the total SG&A. In the fourth quarter, we reversed the depreciation in an amount of approximately $1.1 million in connection with these two reclassifications, which was less than 3% of our total SG&A of $39 million for the year ended December 31, 2010.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 13

(4)	The Weihai equipment was received on March 22, 2011 and we confirmed the amounts were correctly reported at March 31, 2011.

Note 10. Advances on Non-Current Assets, page F-21

14.	Please refer to our prior comment 22. Please respond to the following:
•
We see your response here lists the production equipment for Harbin for approximately $17.6 million, please tell us why it does not appear you have listed a project for Harbin as part of your tabular disclosure of major capital projects provided as part of your response to our prior comment 6.

•
We see that you indicate herein that the production equipment for Shanghai is expected to be in service by the end of 2011.  Please reconcile this with your response to our prior comment 6 which indicates that you expect to complete the Shanghai building, machinery and equipment by July 31, 2011.

Response to Comment 14:

Our response to comment 6 was related to CIP projects and our response to comment 22 was related to advances on Non-Current Assets.

There could be a misunderstanding here. The estimated completion dates disclosed in the CIP detail table were only referring to the CIP projects listed in the table. The expected in-service and depreciation / amortization commencement dates listed in the Advances on Non-Current Assets detail table were only referring to the projects listed in this table. These two tables are different. Projects listed in Advances on Non-Current Assets are not necessarily included in CIP projects. Therefore, the estimated completion dates listed in the CIP table could be different from the expected in-service and depreciation / amortization commencement dates listed in Advances on Non-Current Assets detail table.

Form 10-Q for the period ended March 31, 2011

Liquidity and Capital Resources, page 37

15.
With a view toward disclosure in future filings, please tell us reasons for the February 2011 agreement mentioned on page 22 in light of the cash resources on which you currently rely and have historically relied.  See Regulation S-K Item 303(a)(2)(i).  Also tell us the reasons for the increased short-term notes payable in light of the amount of cash disclosed on your balance sheet and the purposes to which those proceeds were put.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 14

Response to Comment 15:

We elaborate the reasons behind the February 2011 agreement disclosed on page 22 on Form 10-Q for the period ended March 31, 2011, with some of the same reasons discussed in our response to Comment 5.

(1)
Management expects and plans that the Company will continue to grow rapidly in the next few years organically and/or through acquisitions. To support the planned growth, management believes it is critical to maintain adequate access to capitals and have flexibility to deploy funds in areas needed in a timely fashion when opportunity arises. We have identified many domestic business opportunities given the rapid economic growth in China and believe that an adequate access to capital could allow us to capture these business opportunities.

(2)
In the past, the Company relied to a large extent on the U.S. capital markets to provide funds for large capital projects and acquisitions and for the repayment of certain debts. On April 20, 2010, the Company filed a $100 million shelf registration statement to give the management the ability to further access the U.S. capital markets and to provide management with some comfort and flexibility with respect to future financings  when making growth plans and business decisions.

(3)
However, starting in the middle of 2010, management perceived that the U.S. capital markets had become hostile to U.S. listed Chinese companies, particularly those that became public in the U.S. through a reverse merger process.  Funding opportunities  for all Chinese companies seemed to worsen rapidly after short seller attacks on a few Chinese companies. Our management quickly assessed the situation and believed that in the near term it would be almost impossible to raise capital from the U.S. capital markets  on  favorable terms, or possibly, at all. Management believed that it needed to take action before opportunities to obtain financing deteriorated any further.

(4)
Management also considered the fact that the Company had received a going-private buy-out proposal submitted by Mr. Tianfu Yang, the Company’s Chairman and CEO.  Management expects that the Company will completely lose access to the U.S. capital markets should it go private.

Under these circumstances, management strongly believes that the Company will  need to seek alternative source of financing for the next few years in order to execute its  business plan, especially if the Company is taken private. Given the Company has most of its operations in China, and funding supply in China has been growing rapidly, it is natural that the Company would target financial institutions in China.  Therefore, we worked out the agreement with a third party that is committed to provide assistance and to act in an advisory role to help the Company in raising capital in the next five years.

The short term notes are bank acceptance notes issued by local banks in China that entitle the Company’s suppliers to receive the full face amount from the issuing banks. In China, this is a very common low cost financial instrument used to pay suppliers. The bank notes are secured by a cash deposit (restricted cash) made with the bank in the amount of 50% of the face amount of the bank notes balances. In a way, we consider these notes as more or less cash payments. Using bank acceptance notes is a low cost financing and can free up more cash for other capital needs planned for the remaining of the year. The increase in short term bank notes during the quarter reflects our increased working capital needs for the purchasing of raw materials as we anticipated a seasonally stronger second quarter.

Julie Sherman U.S. Securities and Exchange Commission July 26, 2011 Page 15

Financial Statements, page 2

Balance Sheets, page 2

16.
We see that your short term notes payable increased significantly during the period.  Please tell us where you discuss the terms of the note payable obtained during the period as part of your foot notes.  As part of your response please provide us with the terms of the notes and a discussion of your related accounting.

Response to Comment 16:

In general, the short term notes are bank acceptance notes issued by local banks in China that entitle the Company’s suppliers to receive the full face amount from the issuing banks. In China, this is a very common low cost financial instrument used to pay suppliers.

Our bank acceptance notes represent short-term notes payable by the Bank of Jinzhou, a financial institution, in connection with Company purchases that entitle the Company’s suppliers to receive the full face amount from the financial institutions at maturity, which range from six to twelve months from the date of issuance. The notes were secured by the Company’s restricted cash in the amount of 50% of the notes payable balances. All the bank acceptance notes are subject to bank charges of 0.05% of the principal as a commission on each loan transaction. The amount borrowed is entered in the accounting records by increasing Cash (debit) and Notes Payable (credit).  When the note is repaid, the difference between the carrying amount of the note and the cash necessary to repay that note is reported as interest expense.

In future filings, we will add the discussion on terms of the bank notes payable as disclosed above to the footnotes on this item.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb LLP at (212) 407-4097 with any questions or concerns in this regard.

Very truly yours,

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board